Advancing the Treatment of Chronic In_ammatory Disease 2007 ANNUAL REPORT AN ideAL PArtNer Vasogen and Grupo Ferrer Team for Success + Poised for Growth tArGetiNG iNfLAMMAtioN seediNG for sUCCess iN defeNse of the heArt www.vasogen.com / VASOGEN INC. 1

VASOGEN IS A BIOTECHNOLOGY COMPANY ENGAGED IN THE RESEARCH AND DEVELOPMENT OF THERAPIES THAT TARGET THE DAMAGING INFLAMMATION ASSOCIATED WITH CARDIOVASCULAR AND NEURODEGENERATIVE DISORDERS.

Vasogen's lead product, the Celacade™ System, is designed to trigger the immune response to apoptosis — an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in Europe by Grupo Ferrer Internacional. Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

Vasogen

Celacade™


"The human body is constantly bombarded with foreign micro organisms and antigens, a battle that triggers inflammation responses. If the body were to remain on constant high alert, tissues and organs would wear out. What saves the body over time are naturally occurring anti-inflammatory responses. Vasogen's approach is to trigger more of these responses, keeping the immune system on an even keel."
— Mary Ellen Egan, "Blood Works,"
Forbes
June 6, 2005, p. 85

Vasogen

BOARD OF DIRECTORS* AND OFFICERS

CHRISTOPHER WADDICK*, MBA, CMA
President and Chief Executive Officer

ANTHONY BOLTON, PhD, DSc, FRCPath
Chief Scientific Officer

CATHERINE BOUCHARD, MA, CHRP
Vice President, Human Resources

JOHN GEDDES, MBA, BScPT
Vice President, Marketing and Business Development

ANNE GOODBODY, PhD
Vice President, Drug Development

SUSAN LANGLOIS, RAC, WEP
Vice President, Regulatory Affairs and Quality Assurance

GRAHAM NEIL, CA
Vice President, Finance and Chief Financial Officer

ELDON SMITH*, OC, MD, FRCP(C), FAHA
Senior Vice President, Scientific Affairs and Chief Medical Officer

TERRANCE GREGG*
Chairman

DAVID ELSLEY*, MBA

CALVIN STILLER*, CM, O.ONT, MD, FRCP(C)

RADM JOHN C. VILLFORTH*
United States Public Health Service (Ret)

THOMAS CLARKE, CPA
Proposed Director

FORWARD-LOOKING STATEMENT

Certain statements contained in this annual report, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of our Celacade™ [1] System, or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

[1]Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission by Vasogen Inc.

VSGN NASDAQ LISTED

VAS LISTED TSX

CoNteNts FEATURES 3 AN IDEAL PARTNER Vasogen’s European marketing partner, Grupo Ferrer Internacional, S.A., is a leading, privately held pharmaceutical and medical devices company headquartered in Barcelona, Spain. 3 SEEDING FOR SUCCESS During an initial commercialization phase, the Celacade install base is being established through marketing and medical education efforts directed at physicians. 4 THE FIRST CELACADE ORDERS This is a major milestone as it marks the launch of commercial activities for Vasogen. 5 THE CELACADE SYSTEM The technology is designed to target the destructive inflammation underlying chronic heart failure and other cardiovascular diseases. 6 IN DEFENSE OF THE HEART Vasogen expects that The Lancet 3 publication will help to underpin its commercial activities with Celacade in the European Union, as well as the initiation of the ACCLAIM II trial. 7 TARGETING NEURO-INFLAMMATION VP025 is the lead product candidate from a new class of drugs and is being developed for the treatment of neuro-inflammatory disorders. 7 DEPARTMENTS SPOTLIGHT 2 SCIENTIFIC ADVISORY BOARD 8 ACCLAIM 9 ACCLAIM II STEERING COMMITTEE The ACCLAIM trial enrolled 2,408 patients at 175 cardiac centers throughout North America, Europe, and Israel. The study was a double-blind, placebo-controlled trial designed to assess the impact of Celacade on the risk of death and cardiovascular hospitalizations in patients with advanced chronic heart failure. www.vasogen.com / VASOGEN INC. 1

PRESIDENT'S NOTE



Poised for Growth



CHRIS WADDICK
PRESIDENT AND CEO

We are anticipating an active 2008, which includes the continued commercial introduction of the Celacade System in Europe, first product revenues, potential milestone payments, and the initiation of ACCLAIM II for the purpose of achieving regulatory approval for Celacade in the United States.

We are extremely pleased with the recently published article in *The Lancet*, a world-leading medical journal, detailing the results of our ACCLAIM trial of Celacade in chronic heart failure. We expect this article to provide important support for both our commercial activities in Europe and the execution of ACCLAIM II.

Together with our European marketing partner Grupo Ferrer, we are committed to the successful roll-out of Celacade in Europe, where under the CE Mark, Celacade is approved for the treatment of all NYHA Class II heart failure patients and those NYHA Class III and IV heart failure patients who do not have a history of prior heart attack. This population, estimated at approximately 3 million patients, represents a substantial market opportunity for Celacade. Celacade is also the only CE Mark approved product that targets the destructive chronic inflammation underlying the development and progression of chronic heart failure.

Celacade has been installed in clinical sites in Germany and it is our goal to have sites initiated in Spain in the near future. It is our hope to have between 50 and 60 Celacade Systems installed in Europe before the end of 2008 and for that number to at least triple by the end of 2009.

Under the terms of our Ferrer deal, following the initial commercialization phase, Vasogen will receive 45% of the net sales of the Celacade single-use disposable cartridges – the consumable used in the delivery of monthly Celacade treatments. We are extremely pleased with the initial pricing structure that Ferrer has proposed for the sale of the cartridges. Furthermore, we expect to be in a position to receive our first milestone payments from Ferrer during 2008.

The FDA strongly recommended we conduct a confirmatory study in heart failure patients with NYHA Class II symptoms and we have completed many key activities that are necessary to initiate the ACCLAIM II study. We have also assembled a world-class Steering Committee for this study and we are working with the FDA towards the goal of receiving approval on the final protocol design.

I'd like to personally thank our Board of Directors, Scientific Advisory Board, and employees for their commitment and dedication to Vasogen and I look forward to a very exciting year ahead.

FEBRUARY 2008


Vasogen
2505

Vasogen
2505 Meadowvale Blvd.,
Mississauga, Ontario, L5N 5S2
Canada
Tel: 905.817.2000
Fax: 905.569.9231

www.vasogen.com

CORPORATE INFORMATION

STOCK LISTINGS
NASDAQ: VSGN
TSX: VAS

INVESTOR RELATIONS
Glenn Neumann
investor@vasogen.com
Tel: 905.817.2004
Fax: 905.569.9231

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON, M5C 2W9
Canada
inquiries@cibcmellon.com
www.cibcmellon.com
Tel: 416.643.5500
Toll Free: 1.800.387.0825
Fax: 416.643.5501

U.S. TRANSFER AGENT AND REGISTRAR
Bank of New York Mellon
480 Washington Boulevard
Jersey City, NJ, 07310
U.S.A.
www.melloninvestor.com/isd
Tel: 1.866.233.4836

AUDITOR
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, ON, M2P 2H3
Canada

CORPORATE COUNSEL
McCarthy Tétrault, LLP
Suite 4700, TD Bank Tower
Toronto Dominion Centre
Toronto, ON, M5K 1E6
Canada

U.S. CORPORATE COUNSEL
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY, 10019-6064
U.S.A.

PATENT COUNSEL
Foley & Lardner LLP
1530 Page Mill Road
Palo Alto, CA, 94304-1125
U.S.A.

SCIENTIFIC ADVISORY BOARD

ROBERT ROBERTS, MD, FRCP(C), FACC
Chairman

STANLEY H. APPEL, MD

VALENTIN FUSTER, MD, PhD

MILTON PACKER, MD

DAVID WOFSY, MD

Vasogen's Scientific Advisory Board (SAB) comprises internationally recognized clinicians and scientists in the field of medical research. The SAB, with a strong foundation in immunology, includes experts in cardiovascular disease, neuro-inflammatory conditions, and autoimmune disease. The SAB is involved in Vasogen's research and clinical development strategy and provide access to a wide-reaching basic science and clinical development network.

Complete biographies of the SAB members can be found on Vasogen's website, www.vasogen.com.

2 VASOGEN INC. / WWW.VASOGEN.COM

GRUPO FERRER – AN IDEAL PARTNER



Vasogen's European marketing partner, Grupo Ferrer Internacional, S.A., is a leading, privately held pharmaceutical and medical devices company headquartered in Barcelona, Spain. Established in 1959, Ferrer now has operations in over 60 countries and has established successful licensing, distribution, and marketing agreements with some of the world's largest pharmaceutical companies and mid-size firms including AstraZeneca, Astellas, Johnson & Johnson, Merck Sharp & Dohme, Novartis, Roche, Sanofi-Aventis, Solvay, Cephalon, United Therapeutics, and The Medicines Co., among others.

Under the Vasogen/Ferrer collaboration, Ferrer has the exclusive rights to market Celacade for the treatment of chronic heart failure in specified countries of Europe, including Germany, Spain, Portugal, France, and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina, and Venezuela. Ferrer has also aquired the right of first negotiation with respect to the remaining countries of the EU.

Dr. Carlos de Lecea, Vice President International and Business Development at Ferrer: "Having followed the development of Celacade for several years, we are very enthusiastic about the opportunity for Grupo Ferrer to market this new immuno-modulatory strategy to the cardiology community of Europe and Latin America. Celacade offers cardiologists an entirely new way to target the pathological inflammatory processes of heart failure not addressed by available therapies, and given the magnitude of the heart failure problem, we see a large economic opportunity for both Vasogen and Ferrer."

TERMS OF THE FERRER DEAL

SEEDING FOR SUCCESS

Potential milestone payments from Ferrer to Vasogen under both structures amount to 34.6 million Euros.

During an initial commercialization phase, which can best be described as seeding the market, the Celacade install base is being established through marketing and medical education efforts directed at physicians. During this period, Vasogen receives a fixed amount for each Celacade single-use disposable cartridge shipped to Ferrer. Upon the conclusion of this phase, expected September 2008, Vasogen receives 45% of the net revenues that Ferrer generates from the sale of disposable cartridges.

Vasogen also has the potential to receive milestone payments from Ferrer under two different structures. One structure calls for a milestone payment to Vasogen on the first commercial sale of Celacade in each country after the seeding phase is complete. The other milestone structure is based on Ferrer achieving set pan-European sale thresholds whereby Ferrer pays Vasogen a set amount upon reaching escalating total net sales levels in Europe. In total, potential milestone payments from Ferrer to Vasogen under both structures amount to €34.6 million, or approximately US$50 million.

Ferrer is also financially responsible for all costs associated with the launch and marketing of Celacade.



WWW.VASOGEN.COM / VASOGEN INC. 3

THE FIRST CELACADE ORDERS



> "We are firmly committed to the success of Celacade in Europe."
>
> – DR. CARLOS DE LECEA
> Vice President International and Business Development at Ferrer

WHAT IS THE CE MARK?

The CE Mark is a regulatory approval that allows Vasogen to place Celacade on the market in the 27 countries that comprise the European Union.

In December 2007, Ferrer secured the initial orders for Celacade in Germany. This is a major milestone as it marks the launch of commercial activities for Vasogen. **Celacade, a first-in-class therapy, is the only CE Mark approved product that specifically targets the destructive chronic inflammation underlying the development and progression of chronic heart failure.** Under the CE Mark, Celacade can be marketed in the 27 countries that comprise the European Union and is indicated in the EU for the treatment of all New York Heart Association (NYHA) Class II heart failure patients and NYHA Class III and IV heart failure patients who do not have a prior history of heart attack.

Commenting on the achievement, Chris Waddick, President and CEO of Vasogen stated: "We are extremely pleased that Ferrer has secured these orders so quickly after completing key pre-marketing activities. We look forward to continuing our close collaboration with Ferrer as we work to rapidly expand the use of Celacade within the European Union." V

HEART FAILURE



THE HEART FAILURE EPIDEMIC

Heart failure is the leading cause of hospitalizations for patients older than 65.

According to the Heart Failure Society of America, heart failure is the only major cardiovascular disorder with both prevalence and incidence on the rise. The condition is often referred to as an epidemic and the five-year survival rate for patients diagnosed with heart failure is only 50%. It is one of the most commonly diagnosed medical conditions, affecting nearly 5 million Americans and 6.5 million Europeans. Each year, in the U.S. alone, 550,000 new cases of heart failure are diagnosed and nearly 300,000 deaths are associated with this condition. Approximately 6.5 million hospital days and up to 15 million office visits are for heart failure care each year. Health care costs associated with heart failure are staggering, with US$34.8 billion in direct and indirect costs in the United States projected for 2008. Almost 73% (US$25.4 billion) of this total represents costs associated with hospital and nursing home care, physicians, and other health care professionals. More Medicare dollars are spent for the diagnosis and treatment of heart failure than for any other condition. V

ACCLAIM – CARDIOVASCULAR HOSPITALIZATIONS

	NYHA CLASS II	
	Placebo	Celacade
Number of patients	330	359
Total days in hospital	1758	1154
Average days in hospital per patient	5.33	3.21
Impact of Celacade on days in hospital	40% DECREASE	

4 VASOGEN INC. / WWW.VASOGEN.COM

THE CELACADE SYSTEM

Therapy utilizing Vasogen's Celacade System is designed to target the destructive inflammation underlying chronic heart failure and other cardiovascular diseases. During a brief monthly outpatient procedure, a small sample of a patient's blood is drawn into a Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing the Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a natural physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly.

Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in Europe by Grupo Ferrer Internacional. Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. V

IMMUNE RESPONSE TO APOPTOTIC CELLS


PS
Macrophages
TGFβ ↑
IL-10 ↑
Naïve T cells
Tissue
Regulatory T Cells ↑
TGFβ ↑
IL-10 ↑
T1 Cells
Th1 Stimulation Blockage
TNFa ↓
IFNg ↓
IL-1β ↓
Apoptotic Cells
Immature Dendritic Cells
PS-R
PS

INFLAMMATION OUT OF CONTROL

TARGETING INFLAMMATION

"Chronic inflammation may be the engine that drives many of the most feared illnesses of middle and old age."

Time Magazine – "The Fires Within" – Feb 04

Inflammation is a normal and healthy response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines – potent chemical messengers that modulate inflammation and facilitate the healing process. However, while this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to the persistence or progression of a number of serious medical conditions including chronic heart failure. Vasogen's Celacade System and its VP Series of Drugs are designed to target this destructive chronic inflammation. V



WWW.VASOGEN.COM / VASOGEN INC. 5

WORLD-LEADING JOURNAL PUBLISHES ACCLAIM RESULTS IN DEFENSE OF THE HEART “we are very optimistic. these are probably the best results we have ever seen in a heart failure study. we saw very positive things in a large population.” Guillermo Torre-Amione, MD, PhD, FACC, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital (BigNewsDay, January 18, 2008) RISK OF DEATH OR FIRST CARDIOVASCULAR HOSPITALIZATION — NYHA CLASS II PATIENTS The Lancet, a world-leading medical journal, published an article describing the results from Vasogen’s 2,408-patient ACCLAIM trial of Celacade CeLACAde™ PLACebo (n=359, events=92) (n=330, events=124) 39% 100 deCreAse iN The LanceT 90 risk Lancet 2008; 371: 228-36 80 70 P=0.0003 in patients with chronic heart failure. The interpre- 60 hazard ratio = 0.608 50 n = 689 Patients tation of the findings in The Lancet is that: “Non- specific PAtieNts free of eveNt (%) 40 0 immuno- 0 100 200 300 400 500 dAys modulation [Celacade] may have RISK OF DEATH OR FIRST CARDIOVASCULAR HOSPITALIZATION — NYHA CLASS II / III / IV WITH NO HISTORY OF PRIOR HEART ATTACK a role as a potential treatment for a large segment of the heart failure population, which includes patients without a history of myocardial infarction CeLACAde™ PLACebo (n=460, events=105) (n=459, events=138) (irrespective of their functional NYHA class) and 26% patients within NYHA class II.” 100 deCreAse iN Vasogen expects that this publication will help to 90 risk underpin its commercial activities with Celacade in 80 the European Union, as well as the initiation of the 70 P=0.02 ACCLAIM II trial. V 60 hazard ratio = 0.74 50 n = 919 Patients PAtieNts free of eveNt (%) 40 0 0 100 200 300 400 500 dAys 6 VASOGEN INC. / www.vasogen.com

VP DRUGS TARGET NEURO-INFLAMMATION


Targeting Neuro-Inflammation

Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.



INFLAMMATION & NEUROLOGICAL CONDITIONS

A new class of drugs that is designed to modulate cytokine levels and control inflammation is being developed by Vasogen. The lead product candidate from this new class of drugs is VP025 and it is being developed for the treatment of neuro-inflammatory disorders.

Vasogen has completed considerable preclinical work demonstrating the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson's disease, Alzheimer's disease, ALS, and diabetic retinopathy. The Company has already successfully completed a phase I clinical trial showing that VP025 was safe and well tolerated.

VP015, an earlier stage candidate, is also being developed to treat inflammatory conditions.

Vasogen is seeking potential partners for VP025 and the VP Series of Drugs for one or more of the potential applications.

WWW.VASOGEN.COM / VASOGEN INC. 7

ACCLAIM UNLoCkiNG the key to heArt fAiLUre THE ACCLAIM TRIAL ENROLLED 2,408 PATIENTS AT 175 CARDIAC CENTERS THROUGHOUT NORTH AMERICA, EUROPE, AND ISRAEL. THE STUDY WAS A DOUBLE-BLIND, PLACEBO-CONTROLLED TRIAL DESIGNED TO ASSESS THE IMPACT OF THE CELACADE SYSTEM ON THE RISK OF DEATH AND CARDIOVASCULAR HOSPITALIZATIONS IN PATIENTS WITH ADVANCED CHRONIC HEART FAILURE. ACCLAIM enrolled patients with NYHA Class II, III, or IV chronic heart failure and a mean left ventricular ejection fraction of less than 30% — indicating patients with advanced disease. Patients who participated in the ACCLAIM trial were taking pharmaceuticals that reflect the current standard-of-care and many had implanted cardiac defibrillators and/or cardiac resynchronization devices as clinically indicated. Study patients received either monthly Celacade treatments or placebo in an outpatient clinic. The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92). Celacade was, however, shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a predefined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and, in a predefined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02). Consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial, was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients in the intent-to-treat study population (p=0.04). Celacade was also shown to be well tolerated and there were no significant between-group differences for any serious adverse events. V 8 VASOGEN INC. / www.vasogen.com

THE CELACADE SYSTEM IS DESIGNED TO TARGET THE DESTRUCTIVE INFLAMMATION UNDERLYING CHRONIC HEART FAILURE

ACCLAIM II FOR CLASS II

Based on the results from the ACCLAIM trial, which demonstrated a 39% (p=0.0003) reduction in the risk of death or cardiovascular hospitalizations for NYHA Class II heart failure patients receiving Celacade, the FDA strongly recommended that Vasogen conduct a confirmatory study to support an application for regulatory approval of Celacade for NYHA Class II patients in the United States.

One of the great advantages the Company will have in conducting the confirmatory study, called ACCLAIM II, is the ability to benefit from everything learned from executing the ACCLAIM trial. To date, Vasogen has been working diligently with the FDA on preparations for ACCLAIM II and they have already completed key activities, including the drafting of an initial study protocol and other key documents necessary to begin the trial.

The Company has selected a CRO for the study and has also begun the process of identifying and reaching out to clinical sites for participation in ACCLAIM II. Clinical site selection is an example of where Vasogen benefits from their experience. They have been able to prioritize the clinical sites that participated in ACCLAIM and select those sites with a proven ability to quickly recruit heart failure patients and to conduct quality research.

The final design of ACCLAIM II in NYHA Class II patients, which is subject to FDA approval, is expected to be very similar to the ACCLAIM study in terms of the primary endpoint and the patient inclusion and exclusion criteria. V

WORLD-CLASS STEERING COMMITTEE

Vasogen has again established a world-class Steering Committee. The ACCLAIM II Steering Committee will be led by Dr. James Young, Chairman of the Division of Medicine at the Cleveland Clinic and Medical Director for the Kaufman Center for Heart Failure. He has been lead investigator in numerous multi-center clinical trials focusing on heart failure and was Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM. For the thirteenth consecutive year, Cleveland Clinic's cardiac care has been ranked No. 1 in the U.S., according to the 2007 U.S. News & World Report.

"I am extremely pleased to be participating in this important study for the purpose of confirming the impressive result seen with the pre-specified subgroup of nearly 700 patients with NYHA Class II heart failure in the ACCLAIM study," said Dr. Young. "There is clearly a need for more options to treat patients with Class II heart failure and Celacade has the potential to become a safe and effective first-in-class therapy in this progressive and devastating condition."

Dr. Young is joined by Robert Bourge from the University of Alabama, Maria Rosa Costanzo of the Midwest Heart Foundation, Jean Rouleau, Université de Montréal, Guillermo Torre-Amione from The Methodist Hospital in Houston, Mariell Jessup from University of Pennsylvania, and Clyde Yancy Jr., an internationally recognized cardiologist and heart failure specialist from Baylor Heart & Vascular Institute. The caliber of this group is a testament to the excitement generated by ACCLAIM II and the belief that there is an unmet need to address the inflammation associated with the development and progression of heart failure.

WWW.VASOGEN.COM / VASOGEN INC. 9

Taking Immunotherapy to Heart™ CeLACAde has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in Europe by Grupo Ferrer Internacional. Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. vasogen Inc. 2505 meaDowvale blvD., mIssIssauga, onTarIo l5n 5s2 canaDa Tel: 905.817.2000 Fax: 905.569.9231 www.vAsoGeN.CoM